Exhibit 99.1

May 15, 2019

To the securities regulatory authority of each
of the Provinces and territories of Canada

REPORT OF VOTING RESULTS

Following the annual meeting of shareholders of The Stars Group Inc. (the “Corporation”) held on May 15, 2019 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting. The matters set out below are described in greater detail in the management information circular of the Corporation, dated April 12, 2019.

Item Voted Upon	Result of Vote
1. Election of the directors of the Corporation (the “Board”)

•The nominees proposed by management were elected by a majority of the votes cast by shareholders on a vote by ballot. Proxies were received and ballots were cast on this matter as indicated in Schedule “A” attached hereto.

2. Appointment of Deloitte LLP, London, England, (“Deloitte UK”) as independent, external auditor of the Corporation for the ensuing year or until its successor is appointed and authorizing the Board to fix its remuneration (the “Resolution to Appoint Auditor”)

•The Resolution to Appoint Auditor was approved by the shareholders of the Corporation with approximately 99.92% of the votes of the Common Shares cast in favor and approximately 0.08% of the votes of the Common Shares withheld.

As such, Deloitte UK was appointed as independent, external auditor of the Corporation until the next annual meeting of shareholders of the Corporation or until its successor is appointed and the Board is authorized to fix its remuneration.

DATED this 15th day of May 2019.

THE STARS GROUP INC.

By:(s) Marlon D. Goldstein

Name: Marlon D. Goldstein

Title:  Executive Vice President, Chief Legal Officer & Secretary

SCHEDULE “A”

ELECTION OF DIRECTORS

Name of Nominee	Percentage of Votes For	Number of Votes For	Percentage of Votes Withheld	Number of Votes Withheld
Divyesh (Dave) Gadhia	96.77%	125,162,815	3.23%	4,171,726
Rafael (Rafi) Ashkenazi	99.94%	129,260,237	0.06%	74,304
Harlan Goodson	99.87%	129,163,629	0.13%	170,912
Alfred F. Hurley, Jr.	99.27%	128,385,386	0.73%	949,155
David Lazzarato	99.87%	129,170,746	0.13%	163,795
Eugene Roman	99.88%	129,184,484	0.12%	150,057
Mary Turner	99.11%	128,186,315	0.89%	1,148,226